Exhibit 99.4

Consent of Independent Auditor

We hereby consent to the inclusion on this Annual Report on Form 40-F for the year ended December 31, 2017 and of incorporation by reference in the registration statements on Form S-8 (File No. 333-216447) and form F-10 (File No. 333-206994) of Aurinia Pharmaceuticals Inc. of our report dated March 14, 2018, relating to the consolidated financial statements, which appears in the Annual Report.

We also consent to reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form incorporated by reference in this Annual Report on Form 40-F which is incorporated by reference in the registration statement referred to above.

(“Signed”) PricewaterhouseCoopers LLP

Chartered Professional Accountants
Edmonton, Alberta
March 13, 2018